Exhibit 99.2

PRESS RELEASE

Affimed Announces Leadership Change and

Organizational Restructuring

•	Dr. Adi Hoess to step down as CEO and Management Board Member

•	Dr. Andreas Harstrick appointed Interim CEO

•	Strategic restructuring reducing headcount by up to 50%, extending cash runway into H2 2025

•	Go forward organization will focus on advancing clinical programs

•	Company confirms guidance on data readouts for AFM24-102 and LuminICE-203 in H1 2024

Mannheim, Germany, January 8, 2024 – Affimed N.V. (Nasdaq: AFMD) (the “Company” or “Affimed”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today announced that Dr. Adi Hoess, Chief Executive Officer and member of the Management Board, will step down effective January 15, 2024. Dr. Hoess joined Affimed in October 2010 and has served as its Chief Executive Officer since September 2011.

“On behalf of Affimed, I would like to thank Adi for his dedication to the Company. Over the past 13 years, he contributed significantly to the Company’s success and guided Affimed’s evolution from an antibody engineering company to an innovative late-stage clinical biotech,” said Dr. Thomas Hecht, Chairman of the Supervisory Board. “On behalf of Affimed, I wish Adi all the best in his future endeavors.”

“Leading Affimed has been an exciting and rewarding journey for me and I am proud of the results achieved—an innovative pipeline of assets for the company and its partners,” said Dr. Adi Hoess, Chief Executive Officer. “It has been a privilege to work with the talented and dedicated Affimed team, which shares a strong commitment to deliver meaningful new therapies to patients who need them, and I am confident the Company is well positioned to fulfill its mission.”

The Company has initiated a comprehensive search process to identify a successor CEO. In the interim, Dr. Andreas Harstrick, Chief Medical Officer of the Company, will assume the role of interim CEO until a new CEO is appointed. Andreas has nearly 25 years of extensive experience in cancer drug development, including strategic leadership of three global phase 3 programs of new biological entities that culminated in global regulatory approvals, and multiple pivotal phase 3 studies. Given the clinical focus of the company, Andreas is well positioned to lead the company through the transition to a new CEO while continuing as CMO.

Andreas and the management team will be supported by Dr. Annalisa Jenkins, who will ensure close coordination between the Management and Supervisory Boards until a new CEO is appointed. Dr. Jenkins has significant industry experience and has held key leadership positions including CEO of NASDAQ publicly traded company Dimension Therapeutics and head of global research and development at Merck Serono, which make her well-suited for this role.

Strategic Restructuring

Affimed also announced today a restructuring initiative aimed at transforming the Company into a focused clinical organization, positioned to successfully advance its clinical programs to key value inflection points.

Key highlights of the restructuring plan include:

•	Focus on Clinical Programs: Affimed will direct all resources towards advancing the development of its clinical programs.

•	Workforce reduction: Affimed will reduce its workforce by up to 50% by dissolving its research and preclinical development departments, aligned with the Company’s narrowed strategic priorities.

•	Prolonged Cash Runway: The restructuring plan announced today will extend Affimed’s cash runway into H2 of 2025.

The company announced earlier this month the divestiture of AbCheck, the proceeds of which will support ongoing clinical development activities.

The Company confirms guidance related to data readouts in the first half of 2024:

•	Initial data from the LuminICE-203 study of acimtamig in combination with Artiva’s NK cell product AlloNK® (AB101) in relapsed/refractory Hodgkin’s lymphoma.

•	Data from the AFM24 in combination with atezolizumab in non-small cell lung cancer including initial data readout from the EGFR-mutant cohort and progression free survival from EGFR-wildtype cohort.

The Management Board and Supervisory Board of Affimed are confident that these changes are in the best interest of our patients and shareholders and will enable on-going execution of clinical priorities.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Mannheim, Germany, with offices in Philadelphia, PA. Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of acimtamig (AFM13), AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, the restructuring plan, including the workforce reduction, dissolution of the research department and divestiture of AbCheck, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of acimtamig (AFM13) in combination with NK cell therapy is based on acimtamig (AFM13) precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AlloNK® and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Media Contact

Mary Beth Sandin

Vice President, Marketing and Communications

E-Mail: m.sandin@affimed.com